Exhibit 99.14

Adevinta ASA (ADE) – Last day of subscription period
Oslo, 12 November 2019
Reference is made to the ongoing rights issue in Adevinta ASA (the "Company").
The subscription period for the rights issue will expire today, 12 November 2019, at 16:30 hours (CET). Correctly completed subscription forms must be received by SEB, or in the case of online subscriptions, be registered, within this deadline.
Subscription rights that are not used to subscribe for new shares within the expiry of the subscription period (at 16:30 hours (CET) today, on 12 November 2019) will automatically lapse.
Please note that shares that have not been subscribed for during the subscription period, will be subscribed by the underwriter, SEB, who will sell these shares in the market and distribute the net proceeds to holders of subscription rights at the end of the subscription period on a pro-rata basis. Distribution to any such holder of subscription rights is contingent on that the amount exceeds NOK 50.
For more information, please refer to the subscription document for the rights issue dated 29 October 2019.
This information is subject to disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.

About Adevinta:
Adevinta ASA is the biggest marketplace specialist in Europe. We help our local digital marketplaces thrive through global connections and networks of knowledge. Our marketplaces unlock the full value in every person, place and thing – helping local communities prosper and leaving a positive footprint on the world.
For more information on Adevinta ASA please visit:
www.adevinta.com/

For further information, please contact:
Jo Christian Steigedal
Investor Relations
E-mail: ir@adevinta.com

IMPORTANT NOTICE TO U.S. SHAREHOLDERS
The share collapse and rights issue described in this document involve securities of a foreign company. The share collapse and rights issue are subject to disclosure requirements of a foreign country that are different from those of the United States.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.